DESC, S.A. de C.V.

                                                                       Exhibit 1

[DESC LOGO]                                                   [THOMSON FINANCIAL
                                                              INVESTOR RELATIONS
                                                                     LOGO]


 FOR IMMEDIATE RELEASE

Contacts in Mexico                                        Contacts in New York
------------------                                        --------------------
Arturo D'Acosta Ruiz, Corporate Treasurer                 Blanca Hirani, Associate Director
Tel:  525 261 8000 ext 2830                               Tel: 212-701-1826
Alejandro de la Barreda, Manager of Investor Relations    blanca.hirani@thomsonir.com
Tel:  525 261 8000 ext 2813                               Maria Barona, Director
abarredag@mail.desc.com mx                                Tel: 212-701-1830
DESC, S.A. de C.V.                                        maria.barona@thomsonir.com
                                                          Thomson Financial Investor Relations


                 DESC ANNOUNCES FOURTH QUARTER UNAUDITED RESULTS
                 -----------------------------------------------
                     FOR THE PERIOD ENDED DECEMBER 31, 1999
                     --------------------------------------

Mexico City, February 10, 2000 - DESC, S.A. de C.V. ("Desc" or the "Company") (NYSE: DES; BMV: DESC), one of Mexico's largest conglomerates, with activities in the auto parts, petrochemicals and diversified products, food and real estate industries, announced today its unaudited results of operations for the fourth quarter ended December 31, 1999.

                                                          Figures in millions of pesos (Ps.) and dollars (US$)
------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
                                   4Q99         4Q98       Change %     Full Year    Full Year    Change %
                                                                          1999         1998

------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
Sales (Ps.)                         5,779        6,082        -5.0%       23,246       24,024        -3.2%
Sales (US$)1                          605          531        14.1%        2,335        2,159         8.2%
Exports2                              250          200        25.0%          933          822        13.5%
Operating Income (Ps.)1               681          783       -13.0%        3,054        3,465       -1l.9%
Operating Income (US$)                 71           68         4.5%          307          311        -1.3%

Operating Margin                    11.8%        12.9%                     13.1%        14.4%
EBITDA(Ps.)                           976        1,096       -11.0%        4,057        4,512       -10.1%
EBITDA (US$)1                          99           97         1.6%          403          406        -0.8%
Net Income (P.)                        45          457       -90.2%        1,757        1,039        62.2%
Net Income (US$)1                       5           38       -85.8%          173           88        97.7%
------------------------------- ------------ ------------ ------------ ------------ ------------ ------------

1 Figures in U.S. dollars for Sales, Operating Income, EBITDA and Net Income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

2  Exports are calculated based on invoices for dollar-denominated sales.

DESC, S.A. de C.V.
--------------------------------------------------------------------------------


Sales
-----

For the quarter ended December 31, 1999, total consolidated sales reached US$605 million, a 14% increase when compared to the figures recorded during the fourth quarter of 1998. The result reflects improved volumes in Unik, Girsa and Agrobios, which were partially offset by the falling petrochemicals, phosphates, chicken and pork prices. Dine reported an increase in sales during the quarter due to a better market environment.

Exports increased 25%, when compared to the same quarter of 1998, to US$250 million due to improved volumes and contracts established by Unik and Agrobios with international customers. Exports contributed 41% to Desc's total consolidated sales.

                   [A PIE CHART DEMONSTRATING SALES BREAKDOWN]

         Unik                               43%

         Agrobios                           24%

         Petrochemicals                     15%

         Dine                                3%

         Diversified Products               15%

Operating Income, Margins and Cash Flow
---------------------------------------

The Company's fourth quarter operating income showed a 4.5% increase when compared to the fourth quarter of 1998 and a 1.3% decrease year-over-year. The results were mostly affected by the appreciation of the Peso and its impact on the correlation between peso-denominated operating costs and dollar-denominated prices, which is the case for a large percentage of Desc's products. In addition, salaries and employee benefits increased over 25% in dollar terms, while final prices remained stable.

Margins in the petrochemical sector were affected by higher prices in raw materials, which were partially reflected in final prices. Food division margins were also affected by lower chicken prices. These previously stated factors, were partially compensated by higher productivity in all the sectors which is expected to improve during 2000.

EBITDA
------

During the fourth quarter, EBITDA was US$99 million, remaining in-line with the US$97 million recorded during the fourth quarter ended December 31, 1999.

         [Line chart depicting                            [Bar graph depicting
         EBTDA MARGINS]                                          EBITDA]

           4Q98              18.0%                        1Q98              90
           1Q99              18.0%                        2Q98             111
           2Q99              18.4%                        3Q98             108
           3Q99              16.4%                        4Q98              97
           4Q99              16.9%                        1Q99              95
                                                          2Q99             112
                                                          3Q99              97
                                                          4Q99              99


Net Income
----------

The Company's net income for the fourth quarter was US$5 million, an 86% decrease when compared to the same quarter of the previous year. The result reflects the lower foreign exchange gains and higher taxes. Net income for the year ended December 31, 1999, was US$173 million, a 98% increase when compared to the previous year, reflecting the positive results on foreign exchange and monetary changes experienced during the year.

During the year Desc experienced US$27 million in net extraordinary charges most of them related to the restructure of the food division. The extraordinary income perceived from the divestiture of the chicken business, partially compensated the food's division restructure which includes the write off of assets, personnel reduction, and accelerated goodwill amortization, among others.

Taxes
-----

For the year ended December 31, 1999, Desc's provisions reached US$83 million. This 85% increase, year-over-year, was derived from: i) foreign exchange gains,
ii) currency appreciation, iii) the elimination of the accelerated depreciation for fiscal effects, and iv) the depletion of fiscal losses from previous results in all the divisions.

Financial Structure
-------------------

The following are the main highlights to Desc's Balance Sheet, as of December 31, 1999, achieved via its Debt Restructure Plan:

o    The Company's debt was US$1,071 million, while cash reached US$175 million.

o Total debt was broken down into: 25% short-term debt and 75% long-term debt.

o    Total debt: 90% dollar-denominated and 10% peso-denominated.

o    Prepayment of short-term loan for US$ 74 million during December 1999.

o    Buy back of 10% of the outstanding Dine debt for US$15 million.


o Issued 7-year medium-term UDI-denominated notes, for the equivalent US$88 million.


o    During January 2000, Desc prepaid a syndicated loan for US$120 million.

o During January 2000, Girsa received financing from IFC for US$105 million, of which US$ 53 million will be rolled over from short-term debt to long-term debt due in 2010.

                                                     In millions of U.S. dollars
---------------------------- ------------------------- -------------------------
                                December 31, 1999         December 31, 1998

---------------------------- ------------------------- -------------------------
Cash                                          175                       111
Debt                                        1,071                     1,043
---------------------------- ------------------------- -------------------------


        [Bar graph showing Debt Amortization Profile (December 31 1999)]

                2000                                        208
                2001                                        267
                2002                                        207
                2003                                         82
                2004                                         10
                2005                                          6
                2006                                         93
                2007                                        136
                2008                                          1
                2009                                          1
                2010                                         61

DESC, S.A. de C.V.
--------------------------------------------------------------------------------

Investments and Divestitures
----------------------------

During 1999, Desc directly financed important investments in all its divisions through their own resources and proceeds from the divestiture of the tortilla and chicken business in February 1999 and December 1999, respectively.

It  is  important  to  notice  that  while  the  Company   undertook   important
investments, its level of indebtedness did not increase over the year. The total amount invested on fixed assets was US$305 million, divided as follows:

o    Unik US$85 million

o    Girsa US$80 million (petrochemical and diversified products)

o    Agrobios US$74 million

o    Dine US$70 million

Working Capital
---------------

The Company's working capital during the year deteriorated due to the: i) higher inventories in Girsa and Agrobios, ii) higher account receivables in Girsa, and
iii) lower accounts payable in all of Desc's divisions.

Desc's management is looking to reduce the correlation between the sale of working capital and each one of the sectors. Thus, goals were established for each one of the Company's sectors.

                              RESULTS BY DIVISIONS

                                      UNIK
                                  (Auto Parts)

                                                           Figures in millions of pesos (Ps.) and dollars (US$)
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
                                      4Q99        4Q98       Change %    Full Year    Full Year     Change %
                                                                            1999        1998

---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
Sales (Ps.)                           2,511       2,545         -1.3%       9,962        9,982         -0.2%
Sales(US$)1                             263         222         18.5%         999          899         11.2%
Exports2                                167         145         14.9%         638          555         15.1%
Operating Income (Ps.)                  392         412         -4.9%       1,590        1,521          4.5%
Operating Income (US$)1                  41          36         14.1%         160          136         17.0%
Operating Margin                      15.6%       16.2%                     16.0%        15.2%
Operating Cash Flow (Ps.)               540         528          2.2%       2,075        2,012          3.1%
Operating Cash Flow (US$)1               56          46         20.6%         206          178         15.6%
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------

1 Figures in U.S. dollars for Sales, Operating Income and Operating Cash Flow are calculated using quarterly figures in current pesos divided by the average monthly exchange rate.

2  Exports are calculated based on invoices for dollar-denominated sales.

Results in the auto parts division continued to grow, reflecting the increasing exports. Therefore, Unik's sales nearly reached close to US$ 1 billion for the year ended December 31, 1999. In this manner, export sales represented 65% of the sales. During

DESC, S.A. de C.V.
--------------------------------------------------------------------------------


the fourth quarter of 1999, sales reached US$ $263 million, an 18% increase when compared to the same quarter of 1998.

The division's results, for the quarter ended December 31, 1999, reflect the: a) 19.0% increase in axles, b) 32.8% increase in gears and c) 12.2% rise in cardan shafts. In addition, sales of steel wheels increased by 35% as a result of higher exports, while stamping products (pick-up boxes and others) rose 8.1%, reflecting the recently establish contracts with Chrysler, Ford and General Motors.

As  of  December  31,  1999,  Unik's  business  units  installed   capacity  for
transmissions, stamping, axles and CVJ's, reached 86%, 80%, 78% and 94%, respectively.

The operating margin decreased significantly due to the appreciation of the peso compared with the dollar. Thus, considering the proportion of sales expressed in dollars, the impact was not substantial. The operating cash flow represented a 20.6% increase, principally due to the increase in productivity, particularly the sales per employee index, which increased from US$81,000 to US$87,000 year-over-year. For 2000, we expect this indicator to continue growing.

During  the  year,  Unik  realized  important  investment   projects,   totaling
approximately US$85 million and including:

EXPANSION PROJECTS

o    Expansion of the capacity of stamping and painting products

o    New installations of valves for exports

o    Installation of a new production line of cardan shafts

o Expansion of the plants of aluminum and steel wheels, where we are installing a capacity of 1.1 million of wheels annually

o    Increase in the capacity to export gears

MODERNIZATION PROJECTS

o    Automation of several lines of axles

o    Automation of cardan shafts

o    Automation of the production processes of gears

o Internal production of several components for transmission that were previously imported, as well as the continuation of the modernization and automation of these plants (Tremec and TSP)

o Integration of state-of-the-art technology of constant velocity joints with the foundering that was purchased from third parties

DESC, S.A. de C.V.
--------------------------------------------------------------------------------


o Concentration of the installation of pistons in Celaya (Guanajuato), together with an aggressive modernization and automation program

                                      GIRSA
                                (Petrochemicals)

                                                      Figures in millions of pesos (Ps.) and dollars (US$)
-------------------------------- ------------ ----------- ------------- ------------ ------------ ------------
                                    4Q99         4Q98       Change %     Full Year    Full Year    Change %
                                                                           1999         1998

-------------------------------- ------------ ----------- ------------- ------------ ------------ ------------
Sales (Ps.)                            861         891         -3.3%        3,325        3,839       -13.4%
Sales (US$)1                            90          77         16.9%          334          346        -3.5%
Exports2                                29          27          6.9%          124          127        -2.5%
Operating Income (Ps.)                  43         129        -67.0%          386          683       -44.4%
Operating Income (US$)1                  4          11        -63.6%           40           60       -33.3%
Operating Margin                      4.9%       14.5%                      11.6%        17.8%
Operating Cash Flow (Ps.)               86         187        -54.0%          554          876       -36.7%
Operating Cash Flow (US$)1               9          16        -43.8%           56           79       -29.5%
-------------------------------- ------------ ----------- ------------- ------------ ------------ ------------

1 Figures in U.S. dollars for Sales, Operating Income and Operating Cash Flow are calculated using quarterly figures in current pesos divided by the average monthly exchange rate.

2  Exports are calculated based on invoices for dollar-denominated sales.

1999 represented a difficult year for the petrochemical sector. Various factors affected results, including: the downturn of the petrochemical business cycle, resulting in decreased margins, and the appreciation of the peso during the year, which affected the results because of the dollarization of the sector. These effects were partially compensated with increases in volume, as well as an improvement in productivity and savings in operating expenses.

During the fourth quarter of 1999, sales decreased significantly when compared with the same period of the previous year. The sales volumes were the highest in every business category synthetic rubber +5%, polystyrene +25% and carbon black +11%. Where possible, we have increased the price of our products, as in the case of polystyrene, which as of September to date, has increased an average of 23%. In synthetic rubber, carbon black and phenol the competitive pressure has forced us to maintain or adjust our sales prices for the international as well as domestic market.

During the last quarter, the biggest impact was on the operational income, due to the increase in prices for raw materials, which resulted from an increase, in 1999, of oil prices directly affecting some raw materials of our products such as: butadiene, styrene and cumene, In the case of styrene, this price increase has resulted in a 60% premium.

DESC, S.A. de C.V.
--------------------------------------------------------------------------------


             [GRAPH SHOWING PRICES OF RAW MATERIALS DURING 1999 FOR
                         BUTADIENE, STYRENE AND CUMENE]

The utilization rate of our plants are close to 100% capacity. The plants are operating at full capacity due to the high demand which exists in the domestic and international market.

Investments in fixed assets during 1999 reached US$67 million, with the most important project being the construction of a new plant with a 40 MTPA capacity for the global production and commercialization of nitrile rubber (this plant is jointly owned with Uniroyal Chemical). The expansion of our polystyrene plants, which actually reached an annual installation capacity of 120 MTPA, represented an increase of 33% when compared to the previous year.

In regards to the joint venture with Repsol to commercialize and produce a global level of solution rubber, we have begun implementing the synergies that will result in the future profitability of this business.

                                      GIRSA
                             (Diversified Products)

                                                           Figures in millions of pesos (Ps.) and dollars (US$)
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
                                      4Q99        4Q98       Change %    Full Year    Full Year     Change %
                                                                            1999        1998

---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
Sales (Ps.)                             878        1031        -14.9%       3,646        3,921         -7.0%
Sales(US$)1                              92          90          2.2%         366          353          3.7%
Exports2                                 18          19         -3.2%          74           77         -3.1%
Operating Income (Ps.)                  112         135        -17.3%         472          512         -7.7%
Operating Income (US$)1                  12          12         -1.2%          46           48         -4.2%
Operating Margin                      12.7%       13.1%                     13.0%        13.1%
Operating Cash Flow (Ps.)               134         163        -18.1%         568          616         -7.8%
Operating Cash Flow (US$)1               14          14         -2.1%          57           56          2.5%
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------

1 Figures in U.S. dollars for Sales, Operating Income and Operating Cash Flow are calculated using quarterly figures in current pesos divided by the average monthly exchange rate.

2  Exports are calculated based on invoices for dollar-denominated sales.

The results in laminates and consumer products (glues and waterproofing products) were highly satisfactory, due to high volume, thus leading to recuperation of margins and an increasing participation in the domestic market. In the case of adhesives and waterproofing, prices have increased an average of 8% during the quarter. In the case of glues and their derivatives, the price increase was 6%. In addition to these increases, the benefits resulting from increased productivity helped partially offset the impact of more expensive raw materials.

The results for the fourth quarter were negatively affected by the decrease in phosphate prices (a business that represents 36% of the sales in this sector) due to the excess capacity in international markets and price wars sparked by competitors. This previously-mentioned situation negatively impacted the sector, to the extent of reducing the benefit of the operating income in other businesses, mentioned above. The utilization rate at the Company's plants is close to 100%, with an exception of the phosphates business, whose plant operates at 79% capacity.

DESC, S.A. de C.V.
--------------------------------------------------------------------------------

The investments in fixed assets during 1999 reached US$13 million. Among the most important projects are, the substitution of some equipment of the phosphates plants (both in Mexico State), as well as the installation of machinery to produce a new line of products in the waterproofing and laminates business.

                                    AGROBIOS
                                 (Food Division)

                                                           Figures in millions of pesos (Ps.) and dollars (US$)
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
                                      4Q99        4Q98       Change %    Full Year    Full Year     Change %
                                                                            1999        1998

---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
Sales (Ps.)                           1,436       1,540         -6.8%       5,487        5,436          0.9%
Sales(US$)1                             151         135         11.8%         552          486         13.4%
Exports2                                 36          19          85.1          96           66         46.2%
Operating Income (Ps.)                   93         100          -7.6         382          490        -21.9%
Operating Income (US$)1                  10           9         10.6%          38           44        -12.6%
Operating Margin                       6.5%        6.6%                      7.0%         9.1%
Operating Cash Flow (Ps.)               144         182        -21.0%         574          692        -17.0%
Operating Cash Flow (US$)1               15          16         -7.3%          57           62         -8.8%
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------

1 Figures in U.S. dollars for Sales, Operating Income and Operating Cash Flow are calculated using quarterly figures in current pesos divided by the average monthly exchange rate.

2  Exports are calculated based on invoices for dollar-denominated sales.

During the month of December, the Company concluded the sale of the poultry business for a total of US$ 155 million at an EBITDA multiple of 5.2x. During 1999, this business registered sales of US$ 230 million, an operating margin of 8.4%, EBITDA of US$30 million and US$27 million in debt.

Regarding the Company's quarterly results, sales increased in terms of U.S. Dollars, mainly due to improved volumes in brand-name products. In annual terms, these translated into increases of 17% in Corfuerte, 22% m Nair and 7% in ASF. These increases are due to stronger sales and marketing efforts. The decrease in Desc's operating margin and EBITDA is a result of lower commodity prices (primarily in poultry). Operating margins are as follows:

------------------------------- ------------------- ------------------ ------------------- ------------------
Operating Margins                      4Q99               4Q98           Full Year 1999     Full Year 1998
------------------------------- ------------------- ------------------ ------------------- ------------------
Commodities                           3.8%                7.9%               5.6%               10.4%
------------------------------- ------------------- ------------------ ------------------- ------------------
Branded Products                     10.5%                4.6%               9.3%                6.7%
------------------------------- ------------------- ------------------ ------------------- ------------------

Since this business represents a different strategy from the past one, the following are the actions taken in the various business units:

PORK

>> During the quarter, the Company continued to experience the global problem of weak pork prices, which caused an exit of smaller products from the market.

>> The agreement was formalized between Desc's pork product division and an important producer in southeast Mexico. This placed us as the main producer and distributor to the national market.

>> This new alliance also strengthened the medium-term strategy of the Company of increasing profits over capital and sharing the risk with partners.

>> These investments reached US$ 35 million, which were primarily dedicated to working capital and integration from the production, processing and distribution.

DESC, S.A. de C.V.
--------------------------------------------------------------------------------


>> Sales volumes during 1999 were one million of pork units in various types of forms. This is an increase of 13% compared to 1998.

BRANDED PRODUCTS

>> During the year, the number of SKU's decreased from 532 to 110. This is expected to allow the Company to better focus on leading products such as tomato sauce and vegetables.

>> Marketing expenses increased significantly, strengthening our presence in those markets.

>>   In  order  to  better  support   margins,   we  implemented  an  industrial
     re-conversion project in Corfuerte (La Corona plant dedicated to vegetable production) with a US$5.7 million investment.

>> In order to ensure the competitiveness of our raw materials, we implemented an agricultural project (tomato production) along with our suppliers, which will allow us to increase the harvesting volumes by 17% to 200,000 tons of tomatoes.

>> The Company restructured distribution center operations as well as engaged in a sales reorganization, together with an integral logistical plan.

>> Beginning during the second semester of 1999, there were also changes in most of the businesses at the managerial level.

                                      DINE
                                  (Real Estate)

                                                           Figures in millions of pesos (Ps.) and dollars (US$)
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
                                      4Q99        4Q98       Change %    Full Year    Full Year     Change %
                                                                            1999        1998

---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------
Sales (Ps.)                             196          53        268.5%         802          822         -2.4%
Sales(US$)1                              21           5        336.1%          81           73         11.8%
Operating Income (Ps.)                   57          -4        N/A            266          294         -9.4
Operating Income (US$)1                   6           0        N/A             27           26          3.9%
Operating Margin                      29.0%       -7.7%                     33.1%        35.6%
Operating Cash Flow (Ps.)                70           5        N/A            303          321         -5.6%
Operating Cash Flow (US$)1                7           0        N/A             30           29          5.5%
---------------------------------- ----------- ----------- ------------- ----------- ------------ -------------

1 Figures in U.S. dollars for Sales, Operating Income and Operating Cash Flow are calculated using quarterly figures in current pesos divided by the average monthly exchange rate.

During 1999, Dine sales reached US$802 million, of which 64% resulted from sales of the Bosques de Santa Fe project, followed by Punta Mita resort and the Santa Fe shopping mall, obtaining 9% from the sale of each. After a difficult quarter, as was the previous one, Dine's results improved significantly both in sales, operating income and operating cash flow. These strong results were supported by sales in Bosques de Santa Fe Hacienda de las Palmas (practically depleting its inventory levels during the month of December); sales in commercial locations in the Arcos Bosques corporate center as well as the positive performance of the Centro Comercial Santa Fe and Punta Mita (Four Seasons Hotel), which was opened to the public in September 1999.

Highlights for fiscal year 1999 in this area include:

>> Bosques de Santa Fe ends the year with 54% sales of one-family lots and 25% of multi-family lots.

>>   The Four Seasons Hotel in Punta Mita reached a 90% occupancy level.

DESC, S.A. de C.V.
--------------------------------------------------------------------------------


>> 50% strategic partnership with Grupo ICA for the construction of the Norte B building, which has a total office area of 17,00Gm2. In this area, Dine contributed the necessary land.

DESC, S.A. de C.V.
--------------------------------------------------------------------------------


                                DESC S.A. DE C.V.
           CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1999 AND 1998
(Millions of Constant Mexican Pesos as of December 31, 1999 non audited numbers)

                                                                                 1999                   1998
CURRENT ASSETS

                 Cash and Cash equivalents                               Ps.$         1,676.8   Ps.$         1,133.0
                 Other current assets                                                 7,689.2                7,834.5
                                     Total current assets                             9,366.0                8,967.5

FIXED ASSETS                                                                         17,858.9               19,311.2
OTHER ASSETS                                                                          2,474.2                2,638.5
                                     Total assets                                    29,699.1               30,917.2

LIABILITIES

                 Liabilities without cost                                Ps.$         3,454.0   Ps.$         3,601.9
                 Debt                                                                10,236.6               11,644.5

                                     Total liabilities                               13,690.6               15,246.4

STOCKHOLDERS' EQUITY
                 Mayority stockholder' equity                                        11,396.2               11,734.3
                 Minority stockholders' equity                                        4,612.2                3,936.5
                                     Total stockholders' equity                      16,008.5               15,670.8

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

                                DESC S.A. DE C.V.
          CONSOLIDATED STATEMENT OF INCOME AS OF JUNE 30, 1999 AND 1998 (Millions of Constant Mexican Pesos as of December 31, 1999 non audited numbers)

NET SALES                                                                               23,245.8               24,023.7
OPERATING PROFIT                                                            Ps.$         3,053.6    Ps.$        3,465.2
COMPREHENSIVE FINANCIAL RESULT                                                            (441.5)               1,323.7
PROVISIONS FOR TAXES AND EMPLOYEE PROFIT SHARING                                           830.9                  488.3
ALLOCATION FOR NET CONSOLIDATED PROFIT                                      Ps.$         2,384.9    Ps.$        1,517.2

                                     Mayority interest                      Ps.$         1,757.3    Ps.$        1,038.7
                                     Minority interest                      Ps.$           627.5    Ps.$          478.5

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

COVENANT RATIOS

Interest coverage ratio                                                                     3.8                     5.35
Total Debt / Capitalization                                                                 0.39                    0.43
Earnings per share (last 12 months)                                         Ps.$            1.18    Ps.$            0.69
Book Value                                                                  Ps.$            7.71    Ps.$            7.86
Earnings per ADS (last 12 months)                                           US$              2.5    US$             1.02
FX rate at the end of the quarter                                                         9.5500                   9.9395
-------------------------------------------------------------------------------------------------------------------------

                            Total Outstanding Shares

                  Series "A"                                612,147,900                    41.4%
                  Series "B"                                550,606,760                    36.9%
                  Series "C"                                315,979,765                    21.2%
                  -------------------                    --------------                  --------
                  Total                                   1,490,731,425                   100.0%
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

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